                                                       RULE NO. 424(b)(3)
                                                       REGISTRATION NO. 33-62313

INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 24, 1995

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED OCTOBER 18, 1995)

                                  $250,000,000

                              [LOGO] CABLEVISION

                        CABLEVISION SYSTEMS CORPORATION
                      % SENIOR SUBORDINATED NOTES DUE 2005

                                  -----------

  Interest on the   % Senior Subordinated Notes due 2005 (the "Notes") of
Cablevision Systems Corporation (the "Company") is payable semi-annually on May and November of each year, commencing May , 1996. The Notes are redeemable at the option of the Company, in whole or in part, on or after November , 2000 at the redemption prices set forth herein.

  The Notes represent senior subordinated unsecured obligations of the Company and will rank pari passu in right of payment with all other senior subordinated unsecured indebtedness of the Company. The Notes are subordinated to all existing and future Senior Indebtedness (as defined) of the Company. The amount of Senior Indebtedness outstanding at June 30, 1995, adjusted to give pro forma effect to the transactions described under "Capitalization", including the application of the estimated net proceeds from the sale of the Notes offered hereby, would have been approximately $563.6 million.

  INVESTMENT IN THE NOTES INVOLVES SIGNIFICANT RISKS DISCUSSED UNDER "RISK FACTORS" ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS THE
    SECURITIES  AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES  COMMIS-
       SION  PASSED  UPON THE ACCURACY  OR  ADEQUACY OF THIS PROSPECTUS
         SUPPLEMENT  OR  THE PROSPECTUS  TO  WHICH  IT  RELATES. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                           PRICE TO   UNDERWRITING  PROCEEDS TO
                                           PUBLIC(1)  DISCOUNT(2)  COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Note................................        %            %            %
--------------------------------------------------------------------------------
Total...................................  $           $             $

================================================================================

(1) Plus accrued interest, if any, from November  , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting expenses payable by the Company estimated at $    .

                                  -----------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes
will be made in New York, New York on or about November   , 1995.

                                  -----------

MERRILL LYNCH & CO.

                 BEAR, STEARNS & CO. INC.

                            MORGAN STANLEY & CO.
                                INCORPORATED
                                          TORONTO DOMINION SECURITIES (USA) INC.

                                  -----------

          The date of this Prospectus Supplement is November   , 1995.

  As used herein, unless the context otherwise requires, the term "Company" refers to Cablevision Systems Corporation and its subsidiaries. The term "Consolidated Financial Statements" refers to the Company's Consolidated Financial Statements and the notes thereto incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Form 10-K") and the term "Management's Discussion and Analysis" refers to the Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference from the Form 10-K, the Company's Quarterly Reports on Form 10-Q and the Company's Current Report on Form 8-K filed October 17, 1995. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

  The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and in the documents and financial statements incorporated therein by reference.

                                  THE COMPANY

  The Company is one of the largest operators of cable television systems in the United States, with approximately 2,753,000 subscribers in 19 states as of June 30, 1995 based on the number of basic subscribers in systems which the Company manages and which it owns or in which it has investments (including 91,000 subscribers in the Cablevision of Chicago system that was sold on August 4, 1995, as discussed below). The Company also has ownership interests in companies that produce and distribute national and regional programming services and provide advertising sales services for the cable television industry. The Company was formed in 1985 to effect a reorganization of its predecessors.

CABLE TELEVISION

  The cable television systems that are majority owned and managed by the Company (the "Company's cable television systems") served approximately 1,866,000 subscribers as of June 30, 1995 in New York, Ohio, Connecticut, New Jersey, Michigan and Massachusetts. In addition, the Company has non-majority investments in and manages cable television systems which served approximately 887,000 subscribers as of June 30, 1995 in Alabama, Arkansas, Florida, Illinois, Kansas, Kentucky, Maine, Massachusetts, Mississippi, Missouri, New Jersey, New York, North Carolina, Oklahoma, Pennsylvania and Tennessee. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($37.14 for June 1995) and ratios of premium service units to basic subscribers (1.7:1 for June 1995). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

PROGRAMMING SERVICES

  The Company conducts its programming activities through Rainbow Programming Holdings, Inc. ("Rainbow Programming"), its wholly-owned subsidiary, and through subsidiaries of Rainbow Programming in partnership with certain unaffiliated entities, including National Broadcasting Company, Inc. ("NBC") and Liberty Media Corporation. Rainbow Programming's businesses include eight regional SportsChannel services, four national entertainment services (American Movie Classics Company, Bravo Network, MuchMusic and the Independent Film Channel), Rainbow News 12 Company (a regional news service serving Long Island) and the national backdrop sports services of Prime SportsChannel Networks. Rainbow Programming also owns an interest in Madison Square Garden Corporation.

ADVERTISING SERVICES

  Rainbow Advertising Sales Corporation sells advertising time to national, regional and local advertisers on behalf of the Company's cable television systems and the SportsChannel and News 12 programming services, as well as on behalf of unaffiliated cable television systems.

COMPANY'S THIRD QUARTER RESULTS

  The Company's net revenues for the three and nine months ended September 30, 1995 increased 24% and 33%, respectively, over the corresponding 1994 periods. Increases of 12% and 21%, respectively, for the three and nine month periods were attributable to acquisitions made during 1994 and 1995. The remaining increases of 12% in each period came primarily from internal growth in the average number of subscribers (approximately 147,500 (10%) for the nine month 1995 period over the same 1994 period).

  Net losses for the three and nine months ended September 30, 1995 amounted to $41.7 million and $237.1 million, or $1.85 and $10.29 per common share (after preferred dividend requirements), as compared to net losses of $66.9 million and $178.7 million, or $2.93 and $7.82 per common share (after preferred dividend requirements), for the same periods in 1994. The increase in net loss for the nine month 1995 period was primarily due to the net losses of companies acquired during 1994. The decrease in net loss for the three month 1995 period reflects gains related to the sale of one cable affiliate and interests in one programming partnership aggregating approximately $36.2 million.

                                  THE OFFERING

Securities Offered..........  $250,000,000 principal amount of   % Senior
                               Subordinated Notes due 2005 (the "Notes") offered by the Company (the "Offering").

Maturity Date...............  November , 2005.

Interest Payment Dates......  May   and November  , commencing May  , 1996.

Optional Redemption.........  On and after November   , 2000, the Notes are
                               redeemable, at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest thereon to the redemption date. See "Description of the Notes".

Subordination...............  Subordinated to all existing and future Senior
                               Indebtedness (as defined) of the Company. The Notes will rank pari passu with the Company's $275,000,000 of 10 3/4% Senior Subordinated Debentures due 2004, the Company's $200,000,000 of 9 7/8% Senior Subordinated Debentures due 2013 and the Company's $150,000,000 of 9 7/8%
                               Senior Subordinated Debentures due 2023
                               (collectively, the "Existing Debentures"). The amount of Senior Indebtedness outstanding at June 30, 1995, adjusted to give pro forma effect to the transactions described under "Capitalization" and the application of the estimated net proceeds to the Company from the offering of the Notes and of the Company's % Series I Cumulative Convertible Exchangeable Preferred Stock (the "Series I Preferred Stock") represented by depositary shares (the "Offerings"), would have been approximately $563.6 million. At June 30, 1995, the Company also had outstanding $955.1 million of senior subordinated indebtedness and obligations (including $331.5 million of indebtedness of subsidiaries guaranteed by the Company, included in indebtedness of consolidated subsidiaries set forth in the next sentence) that would have ranked pari passu with the Notes. Also, at June 30, 1995, consolidated subsidiaries of the Company had outstanding, adjusted to give pro forma effect to the transactions described under "Capitalization" and the application of the estimated net proceeds to the Company from the Offerings, approximately $1,284.4 million of indebtedness which, insofar as the assets of those subsidiaries are concerned, would have been effectively senior to the Notes.

Certain Restrictions........  The Indenture for the Notes will, among other things, contain restrictions (with certain exceptions) on the ability of the Company and its Restricted Subsidiaries (as defined) to incur additional indebtedness, make certain dividend payments or payments to redeem or retire capital stock, invest in Unrestricted Subsidiaries (as defined) or affiliates, engage in certain transactions with affiliates and merge or consolidate with or transfer all or substantially all of their assets to another entity. The Indenture also prohibits the Company from issuing any indebtedness that is senior in right of payment to the Notes and expressly subordinate in right of payment to any other indebtedness of the Company.

Absence of Public Market....  There is no public market for these Notes. The
                               Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. Although Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated and Toronto Dominion Securities
                               (USA) Inc. have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

Concurrent Offering.........  The Company is concurrently with the offering of the Notes offering its depositary shares (the "Depositary Shares") representing the Series I Preferred Stock with an aggregate liquidation preference of $300 million. The Company expects to use the net proceeds from that offering (estimated to be $289.3 million) to repay borrowings under the Company's principal bank credit agreement. The consummation of the offering of the Depositary Shares is not a condition to the consummation of the offering of the Notes offered hereby, nor is the consummation of the offering of the Notes a condition to the offering of the Depositary Shares.


Use of Proceeds.............  The net proceeds to be received by the Company from the Offering of the Notes (estimated to be $243.5 million) will initially be applied to repay borrowings under the Company's principal bank credit agreement. The Company expects to raise additional funds in the future. See "Use of Proceeds".

                            SELECTED FINANCIAL DATA

  The historical consolidated statement of operations data (except for book value per common share, deficiency of earnings available to cover fixed charges and deficiency of earnings available to cover fixed charges and preferred stock dividends) and balance sheet data for each year ended December 31 and as of December 31 in each year in the five-year period ended December 31, 1994, included in the following selected financial data have been derived from the Consolidated Financial Statements of the Company, audited by KPMG Peat Marwick LLP, independent public accountants. The historical consolidated statement of operations data and balance sheet data for the periods ended and as of June 30, 1995 and 1994 included in the following selected financial data have been derived from financial statements of the Company that have not been audited, but that, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the interim periods. The results of operations for the six-month period ended June 30, 1995 are not necessarily indicative of the results of operations for the full year although the Company expects to incur a substantial loss for the year ending December 31, 1995.

                            SIX MONTHS ENDED
                                JUNE 30,                           YEAR ENDED DECEMBER 31,
                           -----------------------    --------------------------------------------------------------
                             1995          1994         1994          1993          1992          1991       1990
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA(1):
Net revenues.............  $ 509,135     $ 368,177    $ 837,169     $ 666,724     $ 572,487     $ 603,272  $ 562,989
Operating expenses:
 Technical...............    193,243       134,640      302,885       241,877       204,449       213,059    202,850
 Selling, general and ad-
  ministrative...........    131,611        72,404      195,942       172,687       120,356       121,527    118,825
 Restructuring charge....        --          4,306(2)     4,306(2)        --            --            --         --
 Depreciation and amorti-
  zation.................    159,537       110,095      271,343       194,904       168,538       215,326    216,288
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
Operating profit.........     24,744        46,732       62,693        57,256        79,144        53,360     25,026
Other income (expense):
 Interest expense, net...   (154,528)     (118,094)    (261,781)     (230,327)     (193,379)     (257,189)  (261,114)
 Provision for preferen-
  tial payment to
  related party..........     (2,800)       (2,800)      (5,600)       (5,600)       (2,662)          --         --
 Provision for loss on
  Olympics venture.......        --            --           --            --        (50,000)(3)       --         --
 Loss on sale of pre-
  ferred stock...........        --            --           --            --        (20,000)(4)       --         --
 Write-off of deferred
  financing costs........     (2,888)(5)       --        (9,884)(5)    (1,044)(5)   (12,284)(5)       --         --
 Loss on redemption of
  debentures.............        --            --        (7,088)(5)       --            --            --         --
 Share of affiliates' net
  loss...................    (52,692)      (34,257)     (82,864)      (61,017)      (47,278)      (23,780)   (39,980)
 Gain (loss) on sale of
  programming interests,
  net....................        --            --           --           (330)        7,053        15,505        --
 Minority interest.......     (4,276)          --        (3,429)        3,000           --             --        --
 Gain on sale of market-
  able securities, net...        --            --           --            --            733         5,806        --
 Settlement of litigation
  and related matters....        --            --           --            --         (5,655)       (9,677)       --
 Transaction fees........        --            --           --            --            --            --      14,759
 Miscellaneous, net......     (2,999)       (3,432)      (7,198)       (8,720)       (6,175)      (11,224)   (10,066)
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
Net loss.................   (195,439)     (111,851)    (315,151)     (246,782)     (250,503)     (227,199)  (271,375)
Preferred dividend re-
 quirement...............     (4,918)       (2,054)      (6,385)         (885)         (885)       (4,464)    (4,065)
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
Net loss applicable to
 common shareholders.....  $(200,357)    $(113,905)   $(321,536)    $(247,667)    $(251,388)    $(231,663) $(275,440)
                           =========     =========    =========     =========     =========     =========  =========
Net loss per common
 share...................  $   (8.45)    $   (4.88)   $  (13.72)    $  (10.83)    $  (11.17)    $  (10.32) $  (12.36)
                           =========     =========    =========     =========     =========     =========  =========
Average number of common
 shares outstanding
 (in thousands)..........     23,710        23,323       23,444        22,859        22,512        22,446     22,290
                           =========     =========    =========     =========     =========     =========  =========
Book value per common
 share...................  $  (84.77)    $  (64.52)   $  (76.93)    $  (64.61)    $  (55.28)    $  (41.49) $  (31.36)
                           =========     =========    =========     =========     =========     =========  =========
Deficiency of earnings
 available to cover fixed
 charges.................  $(195,402)    $(111,777)   $(315,003)    $(246,644)    $(250,429)    $(227,124) $(271,301)
                           =========     =========    =========     =========     =========     =========  =========
Deficiency of earnings
 available to cover fixed
 charges and preferred
 stock dividends.........  $(200,320)    $(113,831)   $(321,388)    $(247,529)    $(251,314)    $(231,588) $(275,366)
                           =========     =========    =========     =========     =========     =========  =========

                                                 (footnotes on following page)

                                                          AS OF DECEMBER 31,
                             AS OF     -------------------------------------------------------------
                         JUNE 30, 1995    1994         1993         1992         1991        1990
                         ------------- -----------  -----------  -----------  ----------  ----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE
 SHEET DATA(1):
 Total assets...........  $ 2,254,868  $ 2,176,413  $ 1,309,444  $ 1,251,157  $1,475,672  $1,641,612
 Total debt.............    3,345,942    3,169,236    2,235,499    2,004,452   2,211,056   2,170,275
 Cumulative redeemable
  preferred stock(4)....          --           --           --           --       32,094      28,515
 Stockholders' deficien-
  cy....................   (2,016,763)  (1,818,535)  (1,503,244)  (1,250,248)   (932,428)   (702,448)
STATISTICAL DATA(1):
 Homes passed(6)........    3,004,000    2,899,000    2,240,000    2,019,000   2,005,000   1,976,000
 Basic service subscrib-
  ers...................    1,866,000    1,768,000    1,379,000    1,262,000   1,372,000   1,326,000
 Basic penetration(7)...         62.1%        61.0%        61.5%        62.5%       68.4%       67.1%
 Number of premium tele-
  vision units..........    3,223,000    3,208,000    3,003,000    2,802,000   2,326,000   2,401,000
 Average number of pre-
  mium units per basic
  subscriber............          1.7          1.8          2.2          2.2         1.7         1.8
 Average monthly revenue
  per basic subscrib-
  er(8).................  $     37.14  $     36.33  $     36.59  $     37.64  $    34.43  $    34.09

--------
(1) The consolidated statement of operations, balance sheet and statistical data reflect (i) the deconsolidation of A-R Cable Services, Inc. ("A-R Cable"), effective as of January 1, 1992, as a result of the restructuring of A-R Cable, (ii) the acquisition of Cablevision of New York City ("Cablevision of NYC"), effective as of July 10, 1992, and (iii) various acquisitions of cable television systems and other businesses during the periods presented. See "Business--Cable Television Operations" in the Form 10-K and "Condensed Pro Forma Consolidated Financial Information" herein. Acquisitions made by the Company during the periods presented were accounted for under the purchase method of accounting and, accordingly, the acquisition costs were allocated to the net assets acquired based on their fair value, except for the acquisition of partnership interests in Cablevision of NYC from Mr. Dolan and entities affiliated with him, which were recorded at Mr. Dolan's and such entities' historical costs. Acquisitions are reflected in the consolidated statement of operations, balance sheet and statistical data from the time of acquisition. Certain reclassifications have been made to the 1991 and 1990 financial statement amounts to conform to the 1992 presentation.
(2) The Company recorded a one-time charge in the first quarter of 1994 to provide for employee severance and related costs resulting from a restructuring of its operations.
(3) In 1992, the Company recognized a $50.0 million loss in connection with Rainbow Programming's commitment in respect of its venture with NBC relating to the 1992 Summer Olympics, which the Company paid in January 1993.
(4) In connection with the 1992 V Cable Reorganization (as defined under "The Company--Cable Television"), the Company redeemed A-R Cable's redeemable preferred stock on May 11, 1992, incurring a loss of $20 million.
(5) In connection with the 1992 V Cable Reorganization, the Company wrote off approximately $7.5 million of deferred financing costs related to the debt of V Cable, Inc. Also, a portion of the Company's deferred financing costs of approximately $4.8 million in 1992 and $1.0 million in 1993, related to the replacement of bank debt with subordinated debt, were written off. In October 1994, the Company entered into a new bank credit agreement and redeemed $200 million of its reset debentures. The related deferred financing costs and unamortized discount relating to each were written off and approximately $2.0 million in redemption fees was incurred in connection with the redemption of the reset debentures. In January 1995, Rainbow Programming amended its credit agreement to refinance its existing borrowings and to provide funds for the acquisition of SportsChannel (New
    York) Associates and Rainbow News 12 Company, resulting in an approximately $2.3 million write-off of deferred financing costs.
(6) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.
(7) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.
(8) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the last month of the period, divided by average basic subscribers for that month.

                   SUPPLEMENTAL FINANCIAL AND OPERATING DATA

  The following tables set forth information concerning the Company's Core Restricted Group, Cablevision of NYC, combined Restricted Group (which includes Cablevision of NYC), V Cable and Monmouth Cable and Riverview Cable. In October 1994, Cablevision of NYC became a member of Cablevision's Restricted Group. The data should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis".

                            SIX MONTHS ENDED
                                JUNE 30,                   YEAR ENDED DECEMBER 31,
                          -------------------------     ----------------------------------
     FINANCIAL DATA          1995           1994           1994         1993       1992
     --------------       ----------     ----------     ----------    ---------  ---------
                                         (DOLLARS IN THOUSANDS)
CORE RESTRICTED GROUP:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $  229,381     $  212,632     $  435,171    $ 393,815  $ 378,171
  Operating profit before
   depreciation and amor-
   tization(1)(2)........    107,014        107,007        212,388      196,760    192,553
  Depreciation and amor-
   tization..............     60,846         53,667        119,760       90,407     85,939
  Operating profit(2)....     46,168         53,340         92,628      106,353    106,614
  Total interest expense.     75,829         66,259        138,154      129,799    112,137
 BALANCE SHEET DATA:
  Total assets........... $1,018,329     $  847,397     $  929,376    $ 661,303  $ 547,373
  Senior debt............  1,014,375(3)     469,252        829,895(3)   359,022    585,381
  Subordinated debt......    623,571        822,855        623,534      822,781    474,247
  Total debt.............  1,637,946(3)   1,292,107      1,453,429(3) 1,181,803  1,059,628
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and
   amortization to net
   revenues..............       46.7%          50.3%          48.8%        50.0%      50.9%
  Total debt to operating
   profit before
   depreciation and
   amortization..........        7.6x(4)        6.0x(4)        6.8x         6.0x       5.5x
  Operating profit before
   depreciation and
   amortization to total
   interest expense......       1.41x          1.61x          1.54x        1.52x      1.72x
  Capital expenditures... $   52,015     $   66,842     $  147,534    $ 106,379  $  65,331
CABLEVISION OF NYC:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $   97,725     $   68,402     $  149,396    $ 101,539  $  67,409
  Operating profit before
   depreciation and
   amortization(1).......     26,796         16,125         36,928       18,803     11,731
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and
   amortization to net
   revenues..............       27.4%          23.6%          24.7%        18.5%      17.4%
  Capital expenditures... $   45,213     $   48,406     $  103,544    $  86,669  $  55,652
RESTRICTED GROUP:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $  327,106     $  281,034     $  584,567    $ 495,354  $ 445,580
  Operating profit before
   depreciation and
   amortization(1).......    133,810        123,132        249,316      215,563    204,284
  Depreciation and
   amortization..........     81,483         68,523        154,187      111,366    102,015
  Operating profit.......     52,327         54,609         95,129      104,197    102,269
  Total interest expense.     82,036         71,676        150,626      137,960    118,230
 BALANCE SHEET DATA:
  Total assets........... $1,212,428     $1,052,675     $1,119,882    $ 838,746  $ 660,002
  Senior debt............  1,152,975(3)     631,475        969,895(3)   488,128    664,081
  Subordinated debt......    623,571        822,855        623,534      822,781    474,247
  Obligation to related
   party.................    190,212         88,748        193,079       91,619     67,000
  Total debt.............  1,966,758(3)   1,543,078      1,786,508(3) 1,402,528  1,205,328
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and
   amortization to net
   revenues..............       40.9%          43.8%          42.6%        43.5%      45.8%
  Total debt to operating
   profit before
   depreciation and
   amortization..........        7.3x(4)        6.3x(4)        7.2x         6.5x       5.9x
  Operating profit before
   depreciation and
   amortization to total
   interest expense......        1.6x           1.7x           1.7x         1.6x       1.7x
  Capital expenditures... $   97,228     $  115,248     $  251,078    $ 193,048  $ 120,983

                          SIX MONTHS ENDED
                              JUNE 30,               YEAR ENDED DECEMBER 31,
                          ---------------------     ----------------------------
     FINANCIAL DATA         1995         1994         1994      1993      1992
     --------------       --------     --------     --------  --------  --------
                                     (DOLLARS IN THOUSANDS)
V CABLE:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $ 72,789     $ 70,018     $140,691  $137,853  $129,409
  Operating profit before
   depreciation and amor-
   tization(1)...........   32,929       34,796       68,592    65,789    63,773
  Depreciation and amor-
   tization..............   33,965       40,012       83,671    80,287    69,148
  Operating loss.........   (1,036)      (5,216)     (15,079)  (14,498)   (5,375)
  Total interest expense.   51,496       46,897       96,723    94,452    79,494
 BALANCE SHEET DATA:
  Total assets........... $411,907     $490,087     $447,381  $536,629  $558,988
  Total debt.............  880,888      844,091      862,440   832,964   799,098
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and amor-
   tization to net reve-
   nues..................     45.2%        49.7%        48.8%     47.7%     49.3%
  Total debt to operating
   profit before depreci-
   ation and amortization     13.3x(4)     12.0x(4)     12.6x     12.7x     12.5x
  Operating profit before
   depreciation and
   amortization to total
   interest expense......     0.64x        0.74x        0.71x     0.70x     0.80x
  Capital expenditures... $ 13,163     $  6,793     $ 19,981  $ 20,304  $ 17,608
MONMOUTH CABLE AND RIV-
 ERVIEW CABLE:
 BALANCE SHEET DATA:
  Total assets........... $348,574          --      $375,982       --        --
  Senior debt............  209,000          --       230,000       --        --
  Subordinated debt......  141,268          --       141,268       --        --
  Total debt.............  350,268          --       371,268       --        --

                                                   AS OF DECEMBER 31,
                               AS OF JUNE 30, ---------------------------------
       STATISTICAL DATA             1995        1994         1993       1992
       ----------------        -------------- ---------    ---------  ---------
                                          (DOLLARS IN THOUSANDS)
CORE RESTRICTED GROUP:
 Homes passed(5).............    1,315,000    1,309,000    1,086,000  1,079,000
 Basic service subscribers at
  end of period..............      950,000      928,000      815,000    790,000
 Basic penetration(6)........         72.2%        70.9%        75.0%      73.2%
 Number of premium television
  units......................    1,459,000    1,572,000    1,504,000  1,586,000
 Average number of premium
  units per basic subscriber.          1.5          1.7          1.8        2.0
 Average revenue per basic
  subscriber(7)..............       $37.82       $37.10       $38.01     $38.85
CABLEVISION OF NYC:
 Homes passed(5).............      912,000      829,000      645,000    436,000
 Basic service subscribers at
  end of period..............      371,000      315,000      214,000    134,000
 Basic penetration(6)........         40.7%        37.9%        33.1%      30.7%
 Number of premium television
  units......................    1,272,000    1,127,000    1,053,000    730,000
 Average number of premium
  units per basic subscriber.          3.4          3.6          4.9        5.4
 Average revenue per basic
  subscriber(7)..............       $42.18       $41.84       $41.12     $46.62
RESTRICTED GROUP:
 Homes passed(5).............    2,227,000    2,138,000    1,731,000  1,515,000
 Basic service subscribers at
  end of period..............    1,321,000    1,243,000    1,029,000    924,000
 Basic penetration(6)........         59.3%        58.1%        59.4%      61.0%
 Number of premium television
  units......................    2,731,000    2,699,000    2,557,000  2,316,000
 Average number of premium
  units per basic subscriber.          2.1          2.2          2.5        2.5
 Average revenue per basic
  subscriber(7)..............       $39.03       $38.29       $38.65     $39.96
V CABLE:
 Homes passed(5).............      515,000      513,000      509,000    504,000
 Basic service subscribers at
  end of period..............      372,000      364,000      350,000    338,000
 Basic penetration(6)........         72.2%        71.1%        68.7%      67.1%
 Number of premium television
  units......................      360,000      375,000(8)   446,000    485,000
 Average number of premium
  units per basic subscriber.          1.0          1.0          1.3        1.4
 Average revenue per basic
  subscriber(7)..............       $31.10       $30.41       $30.56     $31.30
MONMOUTH CABLE AND RIVERVIEW
 CABLE:
 Homes passed(5).............      262,000      248,000          --         --
 Basic service subscribers at
  end of period..............      173,000      161,000          --         --
 Basic penetration(6)........         66.0%        65.1%         --         --
 Number of premium television
  units......................      132,000      133,000          --         --
 Average number of premium
  units per basic subscriber.          0.8          0.8          --         --
 Average revenue per basic
  subscriber(7)..............       $35.70       $34.67          --         --

                                                   (footnotes on following page)

FOOTNOTES
(1) Operating profit before depreciation and amortization is presented here to provide additional information about the Company's ability to meet future debt service, capital expenditures and working capital requirements. Operating profit before depreciation and amortization should be considered in addition to and not as a substitute for net income and cash flows as indicators of financial performance and liquidity as reported in accordance with generally accepted accounting principles.

(2) Includes management fees from Cablevision of NYC of $3.4 million, $2.4 million, $5.2 million, $3.5 million and $2.4 million, respectively.

(3) Excludes Cablevision MFR Inc. seller note in the amount of approximately $141.3 million that is guaranteed by the Core Restricted Group (as defined under "The Company--Cable Television').

(4) Operating profit before depreciation and amortization is annualized for purposes of preparing interim financial ratios that include balance sheet items.

(5) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.

(6) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.

(7) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the last month in the period presented, divided by the average number of basic subscribers for that month.

(8) Reflects the reclassification of units of Madison Square Garden Network subscribers to non-premium units in February 1994.

                                  THE COMPANY

  The Company is one of the largest operators of cable television systems in the United States, with approximately 2,753,000 subscribers in 19 states as of June 30, 1995 based on the number of basic subscribers in systems which the Company manages and which it owns or in which it has investments. The Company also has ownership interests in companies that produce and distribute national and regional programming services and provide advertising sales services for the cable television industry.

  For financing purposes, the Company is structured as a restricted group (collectively, the "Restricted Group"), consisting of Cablevision Systems Corporation and certain of its subsidiaries, including Cablevision of New York City ("Cablevision of NYC"), and an unrestricted group of subsidiaries, consisting primarily of V Cable, Inc. ("V Cable"), Cablevision MFR, Inc. ("Cablevision MFR") and Rainbow Programming Holdings, Inc., including Rainbow Advertising Sales Corporation ("Rainbow Advertising") (together, "Rainbow Programming"). In addition, the Company has an unrestricted group of investments, consisting of investments in A-R Cable Services, Inc. ("A-R Cable"), U.S. Cable Television Group, L.P. ("U.S. Cable"), Cablevision of Framingham Holding, Inc. ("CFHI"), A-R Cable Partners, Cablevision of Boston Limited Partnership ("Cablevision of Boston") and Cablevision of Newark. As discussed below under "Risk Factors", the Cablevision of Chicago system, which was managed by the Company and includes approximately 91,000 subscribers, was sold in August 1995 and is no longer managed by the Company. The Company's unrestricted subsidiaries and investments are collectively referred to herein as the "Unrestricted Group". The Restricted Group and each member of the Unrestricted Group that operates cable television systems are individually and separately financed. The indebtedness of V Cable and A-R Cable is non-recourse to the Company, other than with respect to the capital stock of such entities owned by the Company. Rainbow Programming's cash requirements have been financed to date by the Restricted Group, by sales of equity interests in the programming businesses and, as set forth below under "--Programming Services", through separate external debt financing. See "Management's Discussion and Analysis--Liquidity and Capital Resources" for a discussion of the restrictions on investments by the Restricted Group and certain other matters.

STRATEGY

  The Company's strategy has been to concentrate its cable television systems in and around two major metropolitan areas, New York City and Cleveland, Ohio, with a view to being the largest cable provider in each of these markets; to maximize its revenue per subscriber through the use of "tiered" packaging strategies for marketing premium services; to develop and promote niche programming services; and to remain an industry leader in upgrading the technological capabilities of its systems.

  The Company believes that its cable television systems on Long Island, New York comprise the largest contiguous group of cable television systems under common ownership in the United States (measured by number of subscribers). By developing systems in and around major metropolitan areas, including expansion through acquisitions in areas in which the Company has existing systems, the Company has been able to realize economies of scale in the operation and management of its systems, and capitalize on opportunities to create and market programming of regional interest.

  Through the current and planned upgrade of its cable plant, including the utilization of fiber optic cable and associated electronics, the Company is seeking to significantly increase its analog channel capacity and add new digital channel capacity that will facilitate the development of such adjunct new businesses as video on demand, near video on demand, information services, interactive services, including Internet access, residential telephony and commercial telephony. To implement successfully and roll out these adjunct new businesses beyond the initial development phases, the Company will require additional capital from the sale of equity in the capital markets or to a strategic investor.

CABLE TELEVISION

  The cable television systems that are majority owned and managed by the Company (the "Company's cable televisions systems") served approximately 1,866,000 subscribers as of June 30, 1995 in New York, Ohio,

Connecticut, New Jersey, Michigan and Massachusetts. In addition, the Company has non-majority investments in and manages cable television systems which served approximately 887,000 subscribers as of June 30, 1995 in Alabama, Arkansas, Florida, Illinois, Kansas, Kentucky, Maine, Massachusetts, Mississippi, Missouri, New Jersey, New York, North Carolina, Oklahoma, Pennsylvania and Tennessee. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($37.14 for June 1995) and ratios of premium service units to basic subscribers (1.7:1 for June 1995). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

  The cable television operations in the Restricted Group (other than those of Cablevision of NYC) (such operations, the "Core Restricted Group") served approximately 950,000 subscribers as of June 30, 1995, primarily on Long Island, New York, in Connecticut (principally Fairfield County), in northern New Jersey, in Westchester County, New York and in Cleveland, Ohio. The revenue per subscriber and ratio of premium service units to basic subscribers for cable television systems in the Core Restricted Group for June 1995 were $37.82 and 1.5:1, respectively.

  In July 1992, the Company acquired from Charles F. Dolan, the Company's Chairman, substantially all of Cablevision of NYC (the "Cablevision of NYC Acquisition"), a cable television system under development in The Bronx and in parts of Brooklyn, New York. Prior to the acquisition, the Company had a 15% interest in Cablevision of NYC. Mr. Dolan remains a partner in Cablevision of NYC with a 1% interest and the right to certain preferential payments. See "Business--Consolidated Cable Affiliates--Cablevision of New York City" in the Form 10-K. As of June 30, 1995, Cablevision of NYC passed approximately 912,000 homes and served approximately 371,000 subscribers. Construction of the systems in The Bronx and in Brooklyn has been substantially completed. The Company expects that the remaining costs to complete the construction of the Cablevision of NYC systems will be financed by cash flow generated from the operations of Cablevision of NYC and the amounts available under the Company's principal bank credit agreement (the "Credit Agreement"). See "Management's Discussion and Analysis--Liquidity and Capital Resources--Cablevision of NYC".

  The cable television operations of the Unrestricted Group are conducted through the Company's unrestricted subsidiaries, V Cable and Cablevision MFR, through its unrestricted investments, consisting of A-R Cable, U.S. Cable, CFHI, A-R Cable Partners, Cablevision of Boston, and Cablevision of Newark.

  In August 1994, Cablevision MFR, a wholly-owned subsidiary of the Company, acquired substantially all of the assets of Monmouth Cablevision Associates ("Monmouth Cable") and Riverview Cablevision Associates, L.P. ("Riverview Cable"), consisting of cable television systems in New Jersey. Also in August 1994, CFHI, a corporation jointly-owned by the Company and E.M. Warburg Pincus Investors, L.P., acquired substantially all of the assets of Framingham Cablevision Associates Limited Partnership ("Framingham Cable"), consisting of a cable television system in Massachusetts. Additionally, in June 1994, a partnership comprised of subsidiaries of the Company and E.M. Warburg, Pincus & Co. Inc. completed the purchase of certain assets of Nashoba Communications, a group of three limited partnerships that operate three cable television systems in Massachusetts.

  V Cable was formed by the Company in February 1989 and served approximately 372,000 subscribers as of June 30, 1995, principally in the suburbs of Cleveland, Ohio and on Long Island. The revenue per subscriber and ratio of premium service units to basic subscribers for V Cable's systems for June 1995 were $31.10 and 1.0:1, respectively. As described under "Business-- Consolidated Cable Affiliates--V Cable" in the Form 10-K, the Company consummated a significant restructuring and reorganization involving V Cable and U.S. Cable (the "1992 V Cable Reorganization") on December 31, 1992. See also "Recent Developments--Proposed V Cable Transactions" for a description of certain transactions involving V Cable.

PROGRAMMING SERVICES

  The Company conducts its programming activities through Rainbow Programming, its wholly-owned subsidiary and member of the Unrestricted Group, and through subsidiaries of Rainbow Programming in partnership with certain unaffiliated entities, including National Broadcasting Company, Inc. ("NBC") and Liberty Media Corporation ("Liberty"). Rainbow Programming's businesses include eight regional SportsChannel services, four national entertainment services (American Movie Classics Company ("AMCC"), Bravo Network ("Bravo"), MuchMusic ("MM") and the Independent Film Channel ("IFC")), Rainbow News 12 Company (a regional news service serving Long Island) and the national backdrop sports services of Prime SportsChannel Networks ("Prime SportsChannel"). Rainbow Programming also owns an interest in Madison Square Garden Corporation (discussed below). Rainbow Programming's SportsChannel services provide regional sports programming to the New York, Philadelphia, New England, Chicago, Cincinnati, Cleveland, San Francisco and Florida areas. AMCC is a national program service featuring classic, unedited and non-colorized films from the 1930s through the 1970s. Bravo is a national program service offering international films and performing arts programs, including jazz, dance, classical music, opera and theatrical programs. See "Business--Programming Operations--General" in the Form 10-K. MM is a Canadian music service featuring music primarily from Canadian artists. IFC is a national program service that airs independent films made outside the traditional Hollywood system.

  In July 1994, Rainbow Programming purchased Liberty's 50% interest in AMCC for a purchase price of approximately $181.0 million pursuant to a buy-sell procedure set forth in the Partnership Agreement of AMCC. In July 1995, Rainbow Programming purchased NBC's interest in SportsChannel (New York) Associates and Rainbow News 12 Company (the "NBC Option") for an aggregate purchase price of approximately $95.5 million, and, effective as of such date, consolidated the results of operations of SportsChannel (New York) Associates and Rainbow News 12 Company with those of the Company. See "Recent Developments--NBC Option" and "Business--Programming Services" in the
Form 10-K.

  On March 10, 1995, MSG Holdings, L.P. ("MSG Holdings"), a partnership between a subsidiary of Rainbow Programming and a subsidiary of ITT Corporation ("ITT"), acquired Madison Square Garden Corporation ("MSG") in a transaction in which MSG was merged with and into MSG Holdings. MSG owns the Madison Square Garden Arena and the adjoining Paramount Theater, the New York Rangers professional hockey team, the New York Knicks professional basketball team and the Madison Square Garden Network, a sports programming network with over five million subscribers. Rainbow Programming has the option until March 10, 1996 to (i) acquire interests in MSG Holdings from ITT sufficient to equalize the interests of ITT and Rainbow Programming in MSG Holdings, (ii) maintain its investment at the initial level, or (iii) require ITT to purchase 50% of Rainbow Programming's initial interest in MSG Holdings at the price paid by Rainbow Programming for such interest plus an adjustment for Rainbow Programming's share of MSG Holdings' operating income after interest expense, if any, following the closing of the acquisition of MSG. Rainbow Programming has not determined which alternative it will pursue. See "Business-- Programming Services" in the Form 10-K.

ADVERTISING SERVICES

  Rainbow Advertising sells advertising time to national, regional and local advertisers on behalf of the Company's cable television systems and the SportsChannel and Rainbow News 12 Company programming services, as well as on behalf of unaffiliated cable television systems.

                              RECENT DEVELOPMENTS

PROPOSED V CABLE TRANSACTIONS

  The Company, V Cable and VC Holding, Inc. ("VC Holding") have entered into a general, non-binding letter of intent with General Electric Capital Corporation ("GECC"), the principal creditor of V Cable. In the transactions proposed by the letter of intent, the Company would issue to GECC preferred stock having an initial aggregate liquidation preference of $500 million for an aggregate purchase price of $500 million. It is anticipated that such preferred stock would be redeemable at the option of the Company and would be convertible at the option of the holder at certain times and in certain circumstances in whole or in part into Class A Common Stock at a conversion rate based upon the trading value of the Class A Common Stock at the time of such conversion. The Company would make an equity capital contribution to V Cable of the gross proceeds from such issuance and V Cable would apply such amounts as set forth below.

  As part of the proposed transactions contemplated by the letter of intent (together with the issuance of the preferred stock to GECC, the "Proposed V Cable Transactions"), the $500 million capital contribution received by V Cable would be applied as follows: (i) approximately $26 million to repay V Cable's outstanding indebtedness to GECC; (ii) approximately $93 million to repay to GECC a portion of U.S. Cable's debt payable by V Cable under certain circumstances; (iii) approximately $331 million to repay to GECC a portion of VC Holding's indebtedness; and (iv) $50 million would be used by VC Holding to make a preferred capital contribution to U.S. Cable as discussed below. The Company's $500 million capital contribution to V Cable has received the requisite approval of a majority of the Company's banks under the Credit Agreement.

  The Proposed V Cable Transactions also contemplate that V Cable will enter into one or more agreements pursuant to which, following the receipt of any required franchise and regulatory approvals, V Cable or one or more of its subsidiaries (i) will purchase the 80% of U.S. Cable that V Cable does not already own for approximately $4 million, (ii) will make a preferred capital contribution to U.S. Cable of $50 million, and (iii) will assume approximately $165 million of U.S. Cable indebtedness payable to GECC.

  As part of the Proposed V Cable Transactions, GECC would also agree to provide two new credit facilities, a $325 million three year revolving credit facility for V Cable's Ohio subsidiary (approximately $210 million of which would be drawn upon entering into such agreement) and a $260 million two year revolving credit facility for V Cable's Long Island subsidiary (approximately $220 million of which would be drawn upon entering into such agreement). The initial amounts drawn under the respective revolving credit facilities will be used to repay all remaining VC Holding debt to GECC. Both the Ohio and Long Island credit facilities would be entered into upon completion of final documentation and the receipt of any required franchise or regulatory approvals.

  The letter of intent between the Company and GECC is a general, non-binding letter of intent. There can be no assurance that the Proposed V Cable Transactions will be consummated or will be consummated in the form described in the letter of intent. If the Proposed V Cable Transactions, or similar transactions with respect to V Cable, fail to occur, then V Cable believes that it is likely that it will be unable to meet certain of its financial covenants as of December 31, 1995. To remedy the anticipated covenant defaults, V Cable may request waivers and/or amendments to its credit agreement and/or seek equity contributions from the Restricted Group. During 1995, the Restricted Group has made equity contributions aggregating $2.3 million to enable V Cable to meet certain of its financial covenants. There can be no assurance as to V Cable's ability to accomplish either of these alternatives in the future or the terms or timing of such alternatives. Assuming any covenant defaults are waived or cured, V Cable anticipates that its cash flow from operations and amounts available under the VC Holding revolving credit line will be sufficient to service its debt, to fund its capital expenditures and to meet its working capital requirements through 1996.

NBC OPTION

  On July 12, 1995, Rainbow Programming consummated the purchase of NBC's interest in SportsChannel (New York) Associates and Rainbow News 12 Company pursuant to the NBC Option, which Rainbow Programming entered into with NBC in connection with the MSG Acquisition, for an aggregate purchase price of approximately $95.5 million, and, effective as of such date, consolidated the results of operations of SportsChannel (New York) Associates and Rainbow News 12 Company with those of the Company. The purchase was financed principally by a drawdown of approximately $94.0 million under Rainbow Programming's $202 million amended and restated credit facility and an equity contribution by the Company of the balance of the purchase price.

ISSUANCE OF SERIES G PREFERRED STOCK

  On September 26, 1995, the Company issued 2.5 million shares of its 11 3/4% Series G Redeemable Exchangeable Preferred Stock (the "Series G Preferred Stock") with an aggregate liquidation preference of

$250 million. The Company is required to redeem the Series G Preferred Stock on October 1, 2007 at a redemption price per share equal to the liquidation preference of $100, plus accrued and unpaid dividends thereon. Before October
1, 2000, dividends may, at the option of the Company, be paid in cash or by issuing fully paid and nonassessable shares of the Series G Preferred Stock with an aggregate liquidation preference equal to the amount of such dividends. On and after October 1, 2000, dividends must be paid in cash. The terms of the Series G Preferred Stock permit the Company, at its option, after January 1, 1996 to exchange the Series G Preferred Stock for the Company's
11 3/4% Senior Subordinated Debentures due 2007 (the "11 3/4% Debentures") in an aggregate principal amount equal to the aggregate liquidation preference of the shares of Series G Preferred Stock.

  Of the net proceeds of approximately $239.3 million received by the Company from the issuance and sale of the Series G Preferred Stock, $136.2 million has been applied to repay borrowings under the Company's Credit Agreement and $103.1 million will be used to redeem the Company's outstanding Series E Redeemable Exchangeable Convertible Preferred Stock (the "Series E Preferred Stock") on November 2, 1995 at a redemption price equal to the aggregate liquidation preference plus accrued and unpaid dividends thereon.

CABLEVISION OF BOSTON ACQUISITION

  In June 1994, the Company and Cablevision of Boston entered into an agreement which is designed to give the Company full ownership of Cablevision of Boston. The agreement provides for the acquisition by the Company of the interests of Cablevision of Boston which it does not already own in a series of transactions. See "Condensed Pro Forma Consolidated Financial Information". Consummation of the transactions would result in the limited partners in Cablevision of Boston receiving Class A Common Stock of the Company with an expected aggregate market value of approximately $40 million. Upon consummation of the acquisition of Cablevision of Boston, the Company expects Cablevision of Boston to become a member of the Restricted Group. All outstanding subordinated advances made by the Company to Cablevision of Boston will become intercompany indebtedness if the acquisition of Cablevision of Boston is consummated. In addition, the Company, along with certain of its affiliates, are parties to a lawsuit filed with respect to the Company's acquisition of Cablevision of Boston. The action is brought on behalf of a purported class consisting of limited partners in Cablevision of Boston and seeks, among other matters, to enjoin the proposed acquisition of Cablevision of Boston and damages. The Company, along with the other defendants, is defending the action.

IMPACT OF PENDING TELECOMMUNICATIONS LEGISLATION ON FCC CABLE RATE REGULATION

  Both the U.S. Senate and the House of Representatives have passed legislation that would significantly relax cable rate regulation. The Senate bill would modify the 1992 Cable Act's definition of "effective competition" to deregulate all cable rates, including basic service rates, whenever a telephone company begins to offer comparable video programming services to subscribers in a cable operator's franchise area. The Senate bill also limits the FCC's ability to regulate rates for non-basic services offered by an operator not subject to "effective competition" only to instances in which an operator's rates for such services substantially exceed the national average.

  The House bill would deregulate non-basic rates charged by a cable operator, on a franchise area by franchise area basis, as soon as a telephone company has been authorized to construct video dialtone facilities or has been authorized by the FCC or local franchising authorities to provide video programming to subscribers in the operator's franchise area by any means. Non-basic rates in all franchise areas would be deregulated 15 months after the date of enactment, whether or not a telephone company has been so authorized in a particular franchise area. The regulation of rates for basic service offered by an operator not subject to "effective competition" would remain unchanged.

  The differences between the Senate and House passed bills would need to be reconciled before the legislation could become law. The Company cannot at this point predict whether any legislation ultimately will be enacted into law or the final form any such legislation would take.

COMPANY'S THIRD QUARTER RESULTS

  The Company's net revenues for the three and nine months ended September 30, 1995 increased 24% and 33%, respectively, over the corresponding 1994 periods. Increases of 12% and 21%, respectively, for the three and nine month periods were attributable to acquisitions made during 1994 and 1995. The remaining increases of 12% in each period came primarily from internal growth in the average number of subscribers (approximately 147,500 (10%) for the nine month 1995 period over the same 1994 period).

  Net losses for the three and nine months ended September 30, 1995 amounted to $41.7 million and $237.1 million, or $1.85 and $10.29 per common share (after preferred dividend requirements), as compared to net losses of $66.9 million and $178.7 million, or $2.93 and $7.82 per common share (after preferred dividend requirements), for the same periods in 1994. The increase in net loss for the nine month 1995 period was primarily due to the net losses of companies acquired during 1994. The decrease in net loss for the three month 1995 period reflects gains related to the sale of one cable affiliate and interests in one programming partnership aggregating approximately $36.2 million.

  At September 30, 1995, the Company's cable television systems served approximately 1,887,000 subscribers, representing 62% penetration of homes passed and an increase of 119,000 subscribers in the first nine months of 1995. Recurring average monthly revenue per subscriber was $36.69 in September 1995.

                                 NET REVENUES

                                               THREE MONTHS
                                                   ENDED       NINE MONTHS ENDED
                                               SEPTEMBER 30,     SEPTEMBER 30,
                                             ----------------- -----------------
                                                   (DOLLARS IN THOUSANDS)
                                               1995     1994     1995     1994
                                             -------- -------- -------- --------
Core Restricted Group....................... $119,392 $110,008 $348,773 $322,640
CNYC........................................   53,387   37,868  151,112  106,270
                                             -------- -------- -------- --------
  Total Restricted Group....................  172,779  147,876  499,885  428,910
V Cable.....................................   37,823   34,925  110,612  104,943
Monmouth/Riverview..........................   19,956   10,786   57,526   10,786
                                             -------- -------- -------- --------
  Subtotal--Cable...........................  230,558  193,587  668,023  544,639
Other Unrestricted..........................   47,600   29,881  119,270   47,006
                                             -------- -------- -------- --------
  Total..................................... $278,158 $223,468 $787,293 $591,645
                                             ======== ======== ======== ========

             OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION

                                                THREE MONTHS
                                                   ENDED       NINE MONTHS ENDED
                                               SEPTEMBER 30,     SEPTEMBER 30,
                                              ---------------- -----------------
                                                    (DOLLARS IN THOUSANDS)
                                                1995    1994     1995     1994
                                              -------- ------- -------- --------
Core Restricted Group........................ $ 59,668 $55,595 $166,682 $162,602
CNYC.........................................   15,815  10,097   42,611   26,222
                                              -------- ------- -------- --------
  Total Restricted Group.....................   75,483  65,692  209,293  188,824
V Cable......................................   17,801  16,971   50,730   51,767
Monmouth/Riverview...........................   10,237   6,332   29,683    6,332
                                              -------- ------- -------- --------
  Subtotal--Cable............................  103,521  88,995  289,706  246,923
Other Unrestricted...........................    2,285   4,514      381    3,413
                                              -------- ------- -------- --------
  Total...................................... $105,806 $93,509 $290,087 $250,336
                                              ======== ======= ======== ========

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offering are estimated to be $243.5 million. The Company will initially apply the net proceeds from the Offering to the repayment of borrowings under the Company's Credit Agreement. The Company expects to raise additional amounts under the Credit Agreement in the future for general corporate purposes. See "Management's Discussion and Analysis--Liquidity and Capital Resources" for information concerning the Company's significant expected expenditures.

  The borrowings under the Credit Agreement being repaid bear interest at floating rates, currently 8.4%, and mature in installments over the 1997-2003 time period. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

  The Company is concurrently with the offering of the Notes offering its Series I Preferred Stock represented by Depositary Shares with an aggregate liquidation preference of $300 million. The Company expects to use the net proceeds from that offering (estimated to be $289.3 million) to repay borrowings under the Credit Agreement.

  The consummation of the offering of the Depositary Shares is not a condition to the consummation of the offering of the Notes offered hereby, nor is the consummation of the offering of the Notes a condition to the offering of the Depositary Shares.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company and its consolidated subsidiaries at June 30, 1995 and as adjusted to reflect the pro forma consolidated capitalization of the Company and its consolidated subsidiaries at June 30, 1995, adjusted to give effect to (i) the proposed acquisition of Cablevision of Boston, (ii) the Proposed V Cable Transactions and (iii) the issuance on September 26, 1995 of 2.5 million shares of the Company's Series G Preferred Stock and the use of the proceeds therefrom to redeem the Company's Series E Preferred Stock and to repay bank indebtedness, as further adjusted to reflect the issuance of $250,000,000 principal amount of the Notes offered hereby and the Series I Preferred Stock being offered by the Company concurrently, and the application of the estimated net proceeds to the Company from such offerings. See "Recent Developments", "Use of Proceeds" and "Condensed Pro Forma Consolidated Financial Statements".

                                                   AS OF JUNE 30, 1995
                                            -----------------------------------
                                                           PRO      AS ADJUSTED
                                            HISTORICAL    FORMA      PRO FORMA
                                            ----------  ----------  -----------
                                                 (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
  Restricted Group:
    Bank indebtedness(1)................... $1,142,749  $1,084,222  $  551,372
    10 3/4% Senior Subordinated Debentures
     due 2004..............................    275,000     275,000     275,000
       % Senior Subordinated Notes due 2005
     offered hereby........................        --          --      250,000
    9 7/8% Senior Subordinated Debentures
     due 2013..............................    198,898     198,898     198,898
    9 7/8% Senior Subordinated Debentures
     due 2023..............................    149,673     149,673     149,673
    Capitalized lease obligations..........     10,226      12,274      12,274
                                            ----------  ----------  ----------
      Total................................  1,776,546   1,720,067   1,437,217
                                            ----------  ----------  ----------
  V Cable:
    Senior debt............................    880,888     430,888     430,888
  MFR:
    Senior bank debt.......................    209,000     209,000     209,000
    Subordinated notes.....................    141,268     141,268     141,268
                                            ----------  ----------  ----------
      Total................................    350,268     350,268     350,268
                                            ----------  ----------  ----------
  Other Unrestricted Subsidiaries:
    Other indebtedness(2)..................    148,028     313,028     313,028
    Obligation to related party(3).........    190,212     190,212     190,212
                                            ----------  ----------  ----------
      Total................................    338,240     503,240     503,240
                                            ----------  ----------  ----------
        Total long-term debt...............  3,345,942   3,004,463   2,721,613
                                            ----------  ----------  ----------
REDEEMABLE PREFERRED STOCK:
  Series G Preferred Stock.................        --      250,000     250,000
                                            ----------  ----------  ----------
STOCKHOLDERS' DEFICIENCY:
  Series C Cumulative Preferred Stock:
    Authorized--225,000 shares
    Outstanding--110,622 shares............          1           1           1
  Series E Redeemable Exchangeable
   Convertible Preferred Stock:
    Authorized--100,000 shares
    Outstanding--100,000 shares............          1         --          --
  Series I Cumulative Convertible
  Exchangeable Preferred Stock.............        --          --           12
  Series J Redeemable Convertible Preferred
  Stock(4).................................        --            5           5
  Class A Common Stock:
    Authorized--50,000,000 shares
    Outstanding--12,116,867 shares.........        121         127         127
  Class B Common Stock:
    Authorized--20,000,000 shares
    Outstanding--11,673,922 shares.........        117         117         117
  Capital contributed in excess of (less
   than) par value.........................    (71,888)    354,011     643,229
  Accumulated deficit...................... (1,941,878) (1,975,495) (1,975,495)
                                            ----------  ----------  ----------
                                            (2,013,526) (1,621,234) (1,331,934)
  Treasury stock...........................     (3,237)     (3,237)     (3,237)
                                            ----------  ----------  ----------
      Total stockholders' deficiency....... (2,016,763) (1,624,471) (1,335,171)
                                            ----------  ----------  ----------
        Total capitalization............... $1,329,179  $1,629,992  $1,636,442
                                            ==========  ==========  ==========

                                                  (footnotes on following page)

FOOTNOTES

(1) See "Management's Discussion and Analysis--Liquidity and Capital Resources" and the Consolidated Financial Statements for a description of the bank indebtedness. This indebtedness consists of the Company's indebtedness under its principal bank credit agreement, the New Jersey subsidiary credit agreement and the Cablevision of NYC credit agreement. These amounts do not include approximately $22.7 million reserved under the Company's bank credit agreements for certain letters of credit issued on behalf of the Company. The Company and its New Jersey subsidiary are jointly and severally liable under the New Jersey subsidiary credit agreement.
(2) On July 12, 1995, Rainbow Programming incurred an additional approximately $94.0 million of indebtedness in connection with the exercise of the NBC Option.
(3) Obligation of NYC LP Corp., a wholly-owned Unrestricted Group subsidiary, relating to the acquisition of Cablevision of NYC, which obligation has been guaranteed by the Company. NYC LP Corp.'s obligation under such guarantee may be paid in cash or, at the Company's option, shares of the Company's Common Stock. Under the Credit Agreement, the Company is currently prohibited from paying all but $40.0 million of this obligation in cash and, accordingly, without the consent of the Company's bank lenders, would be required to pay it in shares of the Company's Common Stock.
(4) Issuable in connection with the Proposed V Cable Transactions. See "Recent Developments--Proposed V Cable Transactions" for a discussion of such transactions.

            CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following condensed pro forma consolidated balance sheet as of June 30, 1995 presents the Company's financial position as adjusted to give effect to the proposed acquisition of Cablevision of Boston and the Proposed V Cable Transactions, as if they had occurred as of that date. The following condensed pro forma consolidated statement of operations for the year ended December 31, 1994 presents the Company's consolidated results of operations as adjusted to give effect to (i) the acquisition (the "AMCC Acquisition") of partnership interests in AMCC, (ii) the acquisition of substantially all of the assets of Monmouth Cable, Riverview Cable and Framingham Cablevision Associates, Limited Partnership ("Framingham Cable"), (iii) the proposed acquisition of Cablevision of Boston, and (iv) the Proposed V Cable Transactions as if the acquisition of interests in AMCC, the acquisition of Monmouth Cable, Riverview Cable and Framingham Cable, the acquisition of Cablevision of Boston and the Proposed V Cable Transactions had occurred at the beginning of the periods presented. The following condensed pro forma consolidated statement of operations for the six months ended June 30, 1995 presents the Company's consolidated results of operations as adjusted to give effect to the proposed acquisition of Cablevision of Boston and the Proposed V Cable Transactions as if the proposed acquisition of Cablevision of Boston and the Proposed V Cable Transactions had occurred at the beginning of the periods presented. The condensed pro forma consolidated financial statements should be read in conjunction with the notes thereto and the historical consolidated financial statements and notes thereto incorporated herein by reference. The pro forma financial information is not necessarily indicative of what the actual financial position or results of operations of the Company would have been had the transactions occurred on the dates indicated nor does it purport to indicate the future results of operations or the future financial condition of the Company.

                 CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1995
                             (DOLLARS IN THOUSANDS)

                                         PRO FORMA ADJUSTMENTS*
                                       ---------------------------
                                                        PROPOSED
                                       CABLEVISION OF    V CABLE
                          HISTORICAL       BOSTON      TRANSACTION    PRO FORMA
                          -----------  --------------  -----------    ----------
                                  ASSETS
Cash and cash equiva-
 lents..................  $    23,487     $  5,967 (1)  $    236 (4)  $   22,690
                                            (3,000)(2)    (4,000)(5)
Accounts receivable,
 trade..................       71,406        2,165 (1)       331 (4)      73,902
Notes and other receiv-
 ables..................       17,872          601 (1)       502 (4)      18,975
Prepaid expenses and
 other current assets...       13,256          470 (1)       464 (4)      14,190
Property, plant and
 equipment, net.........      916,312       35,863 (1)   103,604 (4)   1,055,779
Investments in and ad-
 vances to affiliates...      182,080      (17,462)(1)       324 (4)     164,942
Feature film inventory..      151,113                                    151,113
Intangible assets, net..      795,631      114,188 (2)   133,610 (6)   1,042,204
                                            (1,225)(3)
Deferred financing, in-
 terest expense and
 other costs, net.......       83,711        1,000 (2)   (33,617)(5)      51,094
                          -----------     --------      --------      ----------
                          $ 2,254,868     $138,567      $201,454      $2,594,889
                          ===========     ========      ========      ==========
                 LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Accounts payable........  $   117,203     $  9,286 (1)  $  9,381 (4)  $  135,870
Accrued expenses........      213,562        9,186 (1)    10,690 (4)     233,438
Accounts payable to af-
 filiates...............       27,577          665 (1)                    28,242
Feature film rights pay-
 able...................      131,026                                    131,026
Bank debt...............    1,499,762       80,773 (2)                 1,580,535
Senior debt.............      880,888                    215,000 (4)     595,888
                                                        (500,000)(5)
Subordinated debentures.      623,571                                    623,571
Subordinated notes pay-
 able...................      141,268                                    141,268
Obligation to related
 party..................      190,212                                    190,212
Capital lease obliga-
 tions and other debt...       10,241        2,048 (1)                    12,289
                          -----------     --------      --------      ----------
                            3,835,310      101,958      (264,929)      3,672,339
                          -----------     --------      --------      ----------
Deficit investment in
 affiliates.............      436,321                                    436,321
                          -----------     --------      --------      ----------
Stockholders' deficien-
 cy:
  Preferred stock.......            2                          5 (5)           7
  Common stock..........          238            6 (2)                       244
  Par value in excess of
   capital contributed..      (71,888)      37,828 (2)   499,995 (5)     464,710
                                            (1,225)(3)
  Accumulated deficit...   (1,941,878)                   (33,617)(5)  (1,975,495)
                          -----------     --------      --------      ----------
                           (2,013,526)      36,609       466,383      (1,510,534)
Less treasury stock, at
 cost (50,000 shares)...       (3,237)                                    (3,237)
                          -----------     --------      --------      ----------
                           (2,016,763)      36,609       466,383      (1,513,771)
                          -----------     --------      --------      ----------
                          $ 2,254,868     $138,567      $201,454      $2,594,889
                          ===========     ========      ========      ==========

--------
*See Note A of Notes to Condensed Pro Forma Consolidated Financial Statements.

            CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 PRO FORMA ADJUSTMENTS*
                                      --------------------------------------------------------
                                                     MONMOUTH
                                                      CABLE,
                                                    RIVERVIEW
                                                      CABLE
                                      AMERICAN         AND         CABLEVISION      PROPOSED
                                       MOVIE        FRAMINGHAM         OF           V CABLE
                          HISTORICAL  CLASSICS        CABLE          BOSTON       TRANSACTIONS    PRO FORMA
                          ----------  --------      ----------     -----------    ------------    ----------
Net Revenues............  $ 837,169   $50,951 (7)    $ 47,286 (13)   $59,239 (19)   $ 71,960 (22) $1,066,605
                          ---------   -------        --------        -------        --------      ----------
Operating expenses:
 Technical..............    302,885    16,262 (7)      15,127 (13)    26,749 (19)     29,674 (22)    390,697
 Selling, general and
  administrative........    195,942    16,105 (7)       9,199 (13)    17,119 (19)     20,776 (22)    254,162
 Restructuring charge...      4,306     4,306
 Depreciation and amor-
  tization..............    271,343       142 (7)      12,488 (13)     8,428 (19)     41,861 (22)    379,478
                          ---------   -------        --------        -------        --------      ----------
                                       10,827 (12)     27,273 (14)    11,038 (20)     (3,922)(26)
                            774,476    42,477          62,059         61,242          88,389       1,028,643
                          ---------   -------        --------        -------        --------      ----------
 Operating profit
  (loss)................     62,693     8,474         (14,773)        (2,003)        (16,429)         37,962
Other income (expense)
 Interest expense.......   (263,299)   (1,510)(7)      (4,657)(13)    (8,955)(19)    (24,195)(22)   (266,443)
                                       (7,615)(9)     (11,093)(15)     1,552 (21)     47,323 (23)
                                                                                       6,006 (25)
 Interest income........      1,518       305 (7)          59 (13)       216 (19)        236 (22)      2,334
 Share of affiliates'
  net loss..............    (82,864)   (4,304)(10)       (521)(17)     8,594 (22)    (79,367)
                                                         (272)(18)
 Write off of deferred
  financing costs.......     (9,884)                                                                  (9,884)
 Loss on redemption of
  debt..................     (7,088)                                                                  (7,088)
 Provision for preferen-
  tial payment to re-
  lated party...........     (5,600)                                                                  (5,600)
 Minority interest......     (3,429)   (4,321)(8)                                                     (7,750)
 Miscellaneous, net.....     (7,198)      (23)(7)        (131)(13)      (307)(19)     (1,280)(22)     (8,939)
                          ---------   -------        --------        -------        --------      ----------
Loss before extraordi-
 nary item..............   (315,151)   (8,994)        (31,388)        (9,497)         20,255        (344,775)
Extraordinary item:
 Loss on redemption of
  debt..................                                                             (40,457)(23)    (40,457)
                          ---------   -------        --------        -------        --------      ----------
Net loss................   (315,151)   (8,994)        (31,388)        (9,497)        (20,202)       (385,232)
Preferred stock dividend
 requirement............     (6,385)                                                 (43,403)(24)    (49,788)
                          ---------   -------        --------        -------        --------      ----------
Net loss applicable to
 common
 shareholders...........  $(321,536)  $(8,994)       $(31,388)       $(9,497)       $(63,605)     $ (435,020)
                          =========   =======        ========        =======        ========      ==========
Loss per common share
 before
 extraordinary item.....  $  (13.72)                                                              $   (16.42)
Extraordinary item......        --                                                                     (1.68)
                          ---------                                                               ----------
Net loss per common
 share..................  $  (13.72)                                                              $   (18.10)
                          =========                                                               ==========
Average number of common
 shares
 outstanding (in thou-
 sands).................     23,444                                      593 (19)                     24,037
                          =========                                  =======                      ==========

--------
  * See Note B of Notes to Condensed Pro Forma Consolidated Financial
  Statements.

           CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          PRO FORMA ADJUSTMENTS*
                                         ---------------------------
                                         CABLEVISION      PROPOSED
                                             OF           V CABLE
                             HISTORICAL    BOSTON       TRANSACTIONS    PRO FORMA
                             ----------  -----------    ------------    ---------
Net Revenues...............  $ 509,135     $30,671 (27)   $37,892 (30)  $ 577,698
Operating expenses:
 Technical.................    193,243      14,334 (27)    16,596 (30)    224,173
 Selling, general and ad-
  ministrative.............    131,611       9,510 (27)    11,004 (30)    151,035
                                            (1,090)(28)
 Depreciation and amortiza-
  tion.....................    159,537       4,421 (27)    19,560 (30)    187,419
                                             5,519 (28)    (1,618)(34)
                             ---------     -------        -------       ---------
                               484,391      32,694         45,542         562,627
                             ---------     -------        -------       ---------
Operating profit (loss)....     24,744      (2,023)        (7,650)         15,071
Other income (expense)
 Interest expense..........   (155,318)     (5,397)(27)   (12,642)(30)   (137,566)
                                             1,753 (29)    30,477 (31)
                                                            3,561 (33)
 Interest income...........        790         162 (27)        38 (30)        990
 Share of affiliates' net
  income (loss)............    (52,692)                     2,840 (30)    (49,852)
 Write off of deferred fi-
  nancing costs............     (2,888)                                    (2,888)
 Provision for preferential
  payment to related party.     (2,800)                                    (2,800)
 Minority interest.........     (4,276)                                    (4,276)
 Miscellaneous, net........     (2,999)        (89)(27)      (237)(30)     (3,325)
                             ---------     -------        -------       ---------
 Net loss..................   (195,439)     (5,594)        16,387        (184,646)
 Preferred stock dividend
  requirement..............     (4,918)                   (21,075)(32)    (25,993)
                             ---------     -------        -------       ---------
 Net loss applicable to
  common
  shareholders.............  $(200,357)    $(5,594)       $(4,688)      $(210,639)
                             =========     =======        =======       =========
 Net loss per common share.  $   (8.45)                                 $   (8.67)
                             =========                                  =========
 Average number of common
  shares
  outstanding (in thou-
  sands)...................     23,710         593 (27)                    24,303
                             =========     =======                      =========

--------
* See Note C of Notes to Condensed Pro Forma Consolidated Financial
Statements.

NOTE A--NOTES TO CONDENSED PRO FORMA BALANCE SHEET AS OF JUNE 30, 1995

CABLEVISION OF BOSTON ACQUISITION

 (1) As a result of the acquisition of Cablevision of Boston, the assets and liabilities purchased will be combined with the Company's consolidated balance sheet amounts. The adjustments referenced by this Note (1) reflect the consolidation of such amounts as of the balance sheet date.

 (2) Represents (a) the total cost of interests in Cablevision of Boston not owned by the Company to be paid by the issuance of Class A Common Stock of the Company valued at $37,834,000, (b) estimated transaction costs of $2,000,000 and financing costs of $1,000,000, (c) bank borrowings of $80,773,000 to be used to refinance Cablevision of Boston's bank debt and accrued interest thereon of $61,106,000 and repay amounts owed to Mr. Dolan aggregating $19,667,000 for management fees, loans, accrued interest thereon and preferred equity and (d) the excess ($114,188,000) of the purchase price over the value of the net liabilities acquired.

 (3) Represents the amount paid to Mr. Dolan for his general partnership interest and the assumption of his share of the excess liabilities over net assets of Cablevision of Boston ($1,225,000) (such amount to be charged to par value in excess of capital contributed). Interests in the Dolan-owned assets and liabilities are recorded in the pro forma balance sheet at Cablevision of Boston's historical cost.

PROPOSED V CABLE TRANSACTIONS

 (4) As a result of the proposed acquisition of 80% of the partnership interests in U.S. Cable not already owned by V Cable to be effected in connection with the Proposed V Cable Transactions, the assets and liabilities of U.S. Cable will be combined with the Company's consolidated balance sheet amounts. The adjustments referenced by this Note (4) reflect the consolidation of such amounts as of the balance sheet date.

 (5) In connection with the Proposed V Cable Transactions, the Company will redeem the outstanding preferred stock on the books of U.S. Cable for $4,000,000 and will issue $500,000,000 of its preferred stock to GECC. The proceeds from this issuance will be used to repay $450,000,000 of V Cable and/or VC Holding debt to GECC and provide V Cable with $50,000,000 to make a preferred capital contribution to U.S. Cable, which will repay an equivalent amount of its debt to GECC. Deferred interest expense of $33,617,000 related to V Cable's assumption of U.S. Cable's debt in the 1992 V Cable Reorganization will be written off in connection with the repayment of such debt.

 (6) Represents the excess ($133,610,000) of the purchase price of U.S. Cable over the value of the net liabilities acquired.

NOTE B--NOTES TO CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR
      THE YEAR ENDED DECEMBER 31, 1994

AMERICAN MOVIE CLASSICS COMPANY ACQUISITION

 (7) As a result of the AMCC Acquisition, which was consummated on July 11, 1994, the results of operations of AMCC are combined with the Company's consolidated results of operations. The adjustments referenced by this Note (7) reflect the consolidation of such amounts for the period January 1, 1994 through July 10, 1994.

 (8) Represents the 25.1% minority partnership interest in the results of operations of AMCC owned by National Broadcasting Company, Inc. and Liberty Media Corporation.

 (9) Represents interest expense, at 8.0% per annum, on the $181,903,000 of debt incurred by the Company to fund the purchase of the additional approximate 50% interest in AMCC. NBC will not share in this expense.

(10) Represents the income of AMCC previously recorded by the Company using the equity method of accounting.

(11) Represents the elimination of management fees paid to the former partner by AMCC. In connection with the purchase of the approximate 50% interest in AMCC, the Company also purchased the right to receive such fees in the future.

(12) Represents the amortization, based on an average 10-year life, of the excess cost over fair value of assets acquired resulting from the purchase of the additional approximate 50% interest in AMCC. NBC will not share in this expense.

MONMOUTH CABLE, RIVERVIEW CABLE AND FRAMINGHAM CABLE ACQUISITION

(13) As a result of the acquisition of Monmouth Cable and Riverview Cable, which was consummated on August 8, 1994, the results of operations of Monmouth Cable and Riverview Cable are combined with the Company's consolidated results of operations. The adjustments referenced by this Note (13) reflect the consolidation of such amounts for the period January 1, 1994 through August 7, 1994.

(14) Represents the depreciation and amortization, based on an average 10-year life, of the step-up in property, plant and equipment, franchise costs and the excess cost over fair value of assets acquired of $39,761,000 for the period, offset by the elimination of pre-acquisition depreciation and amortization of $12,488,000.

(15) Represents interest expense of $15,750,000 attributable to $237,800,000 of bank borrowings (interest expense of $10,444,000 at a 7.32% interest rate); $132,158,000 of 6% senior subordinated notes (interest expense of $4,758,000); $9,110,000 of a 6% indemnification note (interest expense of $328,000); and
    amortization of deferred finance costs of $220,000 offset by pre-acquisition interest expense of $4,657,000 incurred by Monmouth Cable and Riverview Cable.

(16) Represents the elimination of management fees of $2,378,000 paid to former general partners by Monmouth Cable and Riverview Cable and the elimination of an adjustment ($350,000) made in the first half of 1994 to reduce prior period overaccruals of franchise fees.

(17) As a result of the acquisition of Framingham Cable, which was consummated on August 8, 1994, by the Company and Warburg Pincus Investors, L.P., a 30% Pre-Payout Interest in the results of Framingham Cable will be combined with the Company's consolidated results of operations. The adjustment referenced by this Note (17) reflects the 30% Pre-Payout Interest for the period January 1, 1994 through August 7, 1994.

(18) Represents the Company's 30% share of reduced costs for Framingham Cable management fees of $56,000, offset by additional expenses relating to the Framingham Cable acquisition for depreciation and amortization of $249,000 and interest of $79,000.

CABLEVISION OF BOSTON ACQUISITION

(19) As a result of the acquisition of Cablevision of Boston (and related issuance of approximately 593,000 shares of the Company's Class A Common Stock), the results of operations of Cablevision of Boston will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (19) reflect the consolidation of such amounts for the year ended December 31, 1994.

(20) Represents the amortization, based on an average 10-year life, of the excess cost over fair value of assets acquired of $11,296,000 for the period, offset by the elimination of amortization of previous intangibles of $258,000 and the elimination from selling, general and administrative expenses of management fees payable by Cablevision of Boston to Cablevision Systems Services Corporation ($2,092,000).

(21) Represents interest expense of $7,188,000 attributable to $80,773,000 of bank debt (8.9% interest rate) reduced by pre-acquisition interest expense of $8,740,000 incurred by Cablevision of Boston on its bank debt and debt owed to Mr. Dolan and the Company.

PROPOSED V CABLE TRANSACTIONS

(22) As a result of the proposed acquisition of 80% of the partnership interests in U.S. Cable not already owned by V Cable to be effected in connection with the Proposed V Cable Transactions, the results of operations of U.S. Cable will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (22) reflect the consolidation of such amounts for the year ended December 31, 1994 and the elimination of the Company's share of losses in U.S. Cable previously recorded on the equity basis.

(23) Represents the reduction in interest expense of $47,323,000, at an average interest rate of 10.5%, resulting from the net repayment of $450,000,000 of V Cable and/or VC Holding debt from the proceeds of the issuance of the preferred stock in the Proposed V Cable Transactions. In addition, the Company will write off deferred interest and financing costs of $40,457,000 in connection with the repayment of U.S. Cable debt assumed by V Cable in the 1992 V Cable Reorganization.

(24) Represents the dividends payable to GECC on the preferred stock to be issued in the Proposed V Cable Transactions. This amount does not take into account any gross up required to be paid to a holder of preferred stock failing to obtain a dividends received deduction.

(25) Represents the reduction in interest expense, at an average interest rate of 12.0%, resulting from the repayment of $50,000,000 of U.S. Cable debt from the proceeds of the issuance of preferred stock and certain reductions in U.S. Cable's debt resulting from the Proposed V Cable Transactions.

(26) Represents the depreciation and amortization, based on an average 10-year life, of the step-up in property, plant and equipment, franchise costs and the excess cost over fair value of assets acquired of $37,939,000 for the period, offset by the elimination of pre-acquisition depreciation and amortization of $41,861,000.

NOTE C--NOTES TO CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR
       THE SIX MONTHS ENDED JUNE 30, 1995

CABLEVISION OF BOSTON ACQUISITION

(27) As a result of the acquisition of Cablevision of Boston (and related issuance of approximately 593,000 shares of the Company's Class A Common Stock), the results of operations of Cablevision of Boston will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (27) reflect the consolidation of such amounts for the six months ended June 30, 1995.

(28) Represents the amortization, based on an average 10-year life, of the excess cost over fair value of assets acquired of $5,648,000 for the period, offset by the elimination of amortization of previous intangibles of $129,000 and the elimination from selling, general and administrative expenses of management fees payable by Cablevision of Boston to Cablevision Systems Services Corporation ($1,090,000).

(29) Represents interest expense of $3,565,000 attributable to $80,773,000 of bank debt (8.9% interest rate) reduced by pre-acquisition interest expense of $5,318,000 incurred by Cablevision of Boston on its bank debt and debt owed to Mr. Dolan and the Company.

PROPOSED V CABLE TRANSACTIONS

(30) As a result of the proposed acquisition of 80% of the partnership interests in U.S. Cable not already owned by V Cable to be effected in connection with the Proposed V Cable Transactions, the results of operations of U.S. Cable will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (30) reflect the consolidation of such amounts for the six months ended June 30, 1995 and the elimination of the Company's share of losses in U.S. Cable previously recorded on the equity basis.

(31) Represents the reduction in interest expense of $23,672,000, at an average interest rate of 10.6%, resulting from the net repayment of $450,000,000 of V Cable and/or VC Holding debt from the proceeds of the issuance of the preferred stock in the Proposed V Cable Transactions. In addition, amortization of deferred interest and financing costs of $6,805,000 is eliminated in connection with the repayment of U.S. Cable debt assumed by V Cable in the 1992 V Cable Reorganization. Because the write-off of deferred interest and financing costs related to this transaction has been reflected in the Condensed Pro Forma Consolidated Statement of Operations for the year ended December 31, 1994, no such write-off has been made in the Condensed Pro Forma Consolidated Statement of Operations for the six months ended June 30, 1995.

(32) Represents the dividends payable to GECC on the preferred stock to be issued in the Proposed V Cable Transactions. This amount does not take into account any gross up required to be paid to a holder of preferred stock failing to obtain a dividends received deduction.

(33) Represents the reduction in interest expense, at an average interest rate of 11.6%, resulting from the repayment of $50,000,000 of U.S. Cable debt from the proceeds of the issuance of preferred stock and certain reductions in U.S. Cable's debt resulting from the Proposed V Cable Transactions.

(34) Represents the depreciation and amortization, based on an average 10-year life, of the step-up in property, plant and equipment, franchise costs and the excess cost over fair value of assets acquired of $17,942,000 for the period, offset by the elimination of pre-acquisition depreciation and amortization of $19,560,000.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, supersedes the description of the general terms of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is made.

  The Notes will be issued under an Indenture to be dated as of November 1, 1995 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended. The following summaries of certain provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the Indenture and in the following summary are set forth below under "Description of Debt Securities--Certain Definitions" in the accompanying Prospectus.

GENERAL

  The Notes are limited to $250,000,000 aggregate principal amount and will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will mature on November , 2005.

  The Notes will bear interest from November  , 1995 at a rate of   % per
annum, payable semi-annually on May    and November    of each year,
commencing May , 1996. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months and is payable to the person in whose name each Note was registered at the close of business on the preceding
and    , respectively, subject to certain exceptions. The Notes will be unsecured obligations of the Company. The Notes will be subordinated to all existing and future Senior Indebtedness of the Company.

  Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York (which initially will be the Corporate Trust Office of the Trustee); provided, however, that payment of interest, to the extent paid in cash, may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Register of the Notes. No service charge will be made for any registration of transfer or exchange of Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

  The Indenture will not contain any provisions that limit the ability of the Company to incur indebtedness or that afford Holders of the Notes protection in the event of a highly leveraged or similar transaction involving the Company, other than as described under "Description of Debt Securities-- Certain Covenants of the Company--Limitation on Indebtedness" in the accompanying Prospectus.

SINKING FUND

  The Notes will not be entitled to the benefits of a sinking fund.

OPTIONAL REDEMPTION

  The Notes will be subject to redemption at any time on or after November , 2000, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-
month period beginning November    of the years indicated:

                                               REDEMPTION
            YEAR                                 PRICe
            ----                               ----------
            2000..............................       %
            2001..............................
            2002..............................

and thereafter at 100% of the principal amount, in each case together with accrued interest to the redemption date (subject to the right of Holders of record on relevant record dates to receive interest due on an interest payment date). If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed either pro rata or by lot.

  The Credit Agreement currently prohibits the Company from making optional redemptions of the Notes other than through the issuance of subordinated indebtedness, preferred stock or common stock.

SUBORDINATION

  The indebtedness represented by the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

  Upon the maturity of any Senior Indebtedness, by lapse of time, acceleration or otherwise, or upon any payment default (with or without the giving of notice or lapse of time or both in accordance with the terms of the instrument governing such Senior Indebtedness, and without any waiver or forgiveness) with respect to any Senior Indebtedness, all obligations with respect to such Senior Indebtedness must first be paid in full, or such payment duly provided for, before any payment is made with respect to the Notes or before any acquisition of Notes by the Company.

  Upon (i) a default with respect to any Senior Indebtedness (other than under circumstances when the terms of the previous paragraph are applicable), as such default is defined therein or in the instrument under which it is outstanding, permitting the holders of Senior Indebtedness to accelerate the maturity thereof, and (ii) written notice thereof ("Default Notice") given to the Company and the Trustee by the agent or agents under the Credit Agreement, then, unless and until such default shall have been cured or waived by the holders of such Senior Indebtedness or shall have ceased to exist, no direct or indirect payment may be made by the Company with respect to the principal of, premium, if any, or interest on the Notes (other than payments made in Junior Securities) or to acquire any of the Notes or on account of the redemption provisions of the Notes (except mandatory redemption payments made, in accordance with the terms of the Notes, in Notes acquired by the Company before the Default Notice; provided, however, that such provision shall not prevent the making of any payment (which is not otherwise prohibited by the previous paragraph) for more than 120 days after the Default Notice shall have been given unless the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety, in which case no such payment may be made until such acceleration has been rescinded or annulled or such Senior Indebtedness has been paid in full. Notwithstanding the foregoing, not more than one Default Notice may be given with respect to Senior Indebtedness within a period of 240 consecutive days.

  The Indenture will provide that, upon any payment by or distribution of the assets of the Company to creditors upon any dissolution, winding up, liquidation, bankruptcy, reorganization, assignment for the benefit of creditors, or any insolvency, receivership or similar proceeding relating to the Company, all Senior Indebtedness must be paid in full, or such payment duly provided for, before any payment or distribution (other than in Junior Securities) is made on account of the principal of or premium, if any, or interest on the Notes.

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company and creditors of the Company who are not holders of Senior Indebtedness or of the Notes (or the Company's 10 3/4% Debentures due 2004, the 9 7/8% Debentures due 2013 and the 9 7/8% Debentures due 2023 (collectively, the "Existing Debentures")) may recover more, ratably, than the Holders of the Notes.

  A Holder of Notes by his acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

  The amount of Senior Indebtedness outstanding at June 30, 1995, adjusted to give pro forma effect to the transactions described under "Capitalization" and the application of the net proceeds to the Company from the Offerings, would have been approximately $563.6 million.

CERTAIN COVENANTS OF THE COMPANY

  Limitation on Indebtedness. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for, contingently or otherwise, or become responsible for the payment of, contingently or otherwise, any Indebtedness (other than Indebtedness between or among any of the Company and Restricted Subsidiaries) unless, after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9 to 1. At June 30, 1995, such Cash Flow Ratio was approximately 7.7 to 1.

  Limitation on Senior Subordinated Indebtedness. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable for, contingently or otherwise, or become responsible for the payment of, contingently or otherwise, any Indebtedness which is both (i) senior in right of payment to the Notes and (ii) expressly subordinate in right of payment to any other Indebtedness of the Company. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment of the Notes if it is not subordinate in right of payment to Senior Indebtedness at least to the same extent as the Notes are subordinate to Senior Indebtedness.

  Limitation on Restricted Payments. The Indenture provides that, so long as any of the Notes remain outstanding, the Company will not, and will not permit any Restricted Subsidiary to, make any Restricted Payment if (a) at the time of such proposed Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment or (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments that shall have been made on or after July 1, 1988 would exceed the sum of:

    (i) $25,000,000, plus

    (ii) an amount equal to the difference between (A) the Cumulative Cash Flow Credit and (B) 1.2 multiplied by Cumulative Interest Expense.

  Notwithstanding the foregoing, so long as no Default or Event of Default shall have occurred and be continuing, the Company may make any Permitted Restricted Payment; provided, however, that such Permitted Restricted Payment shall thereafter be counted as a Restricted Payment solely for purposes of calculating whether any future Restricted Payments are permitted under clause
(b) of the preceding sentence.

  For purposes of the "Limitation on Restricted Payments" covenant, the amount of any Restricted Payment or Permitted Restricted Payment, if other than cash, shall be based upon fair market value as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive.

  The foregoing provisions do not prevent: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the above provisions; (ii) the retirement or redemption of any shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company, in exchange for, or out of the proceeds of a substantially concurrent sale of, other shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company (other than Disqualified Stock); and
(iii) the redemption of or payments of cash dividends on the Company's 8%

Series C Cumulative Preferred Stock (the "Series C Preferred Stock") outstanding on January 1, 1995, which redemptions or dividends are provided for by the terms of the Series C Preferred Stock in effect on such date (or the redemption of or payment of cash dividends on any security of the Company issued in exchange for or upon the conversion of such Series C Preferred Stock; provided that the aggregate amount payable pursuant to the terms of such security is no greater than the aggregate amount payable pursuant to the terms of the Series C Preferred Stock). For purposes of determining the aggregate permissible amount of Restricted Payments in accordance with clause
(b) of the first paragraph of this covenant, all amounts expended pursuant to clauses (i) and (iii) of this paragraph shall be included and all amounts expended or received pursuant to clause (ii) of this paragraph shall be excluded; provided, however, that amounts paid pursuant to clause (i) of this paragraph shall be included only to the extent that such amounts were not previously included in calculating Restricted Payments.

  For the purposes of the foregoing provisions, the net proceeds from the issuance of shares of capital stock of the Company upon conversion of Indebtedness shall be deemed to be an amount equal to (i) the accreted value of such Indebtedness on the date of such conversion and (ii) the additional consideration, if any, received by the Company upon such conversion thereof, less any cash payment on account of fractional shares (such consideration, if in property other than cash, to be determined by the Board of Directors of the Company, whose good faith determination shall be conclusive). If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of this covenant, such Restricted Payment shall be deemed to have been made in compliance with this covenant notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Cumulative Cash Flow Credit or Cumulative Interest Expense for any period.

  As of June 30, 1995, the Company would have been permitted to make Restricted Payments of $332.0 million, and after giving effect to the offering of the Depositary Shares and the redemption of the Series E Preferred Stock, approximately $519 million.

  Limitation on Investments in Unrestricted Subsidiaries and Affiliates. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly (i) make any Investment or
(ii) allow any Restricted Subsidiary to become an Unrestricted Subsidiary (a "redesignation of a Restricted Subsidiary"), in each case unless (a) no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Investment or such redesignation of a Restricted Subsidiary, and (b) after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9:1.

  The foregoing provisions of this covenant shall not prohibit (i) any renewal or reclassification of any Investment existing on the date hereof or (ii) trade credit extended on usual and customary terms in the ordinary course of business.

  Transactions with Affiliates. The Indenture provides that the Company shall not, and shall not permit any of its subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, an Affiliate of the Company that is not a subsidiary of the Company, having a value, or for consideration having a value, in excess of $10,000,000 individually or in the aggregate unless the Board of Directors of the Company shall make a good faith determination that the terms of such transaction are, taken as a whole, no less favorable to the Company or such subsidiary, as the case may be, than those which might be available in a comparable transaction with an unrelated Person. For purposes of clarification, this provision shall not apply to Restricted Payments or Permitted Restricted Payments permitted under "Limitation on Restricted Payments".

REGARDING THE TRUSTEE

  The Bank of New York ("BONY") will be the Trustee under the Indenture and is the trustee under the indentures relating to the Company's Existing Debentures. BONY is a party to certain credit agreements with the Company and its subsidiaries, including the Credit Agreement, borrowings under which constitute Senior Indebtedness under the Indenture. BONY may also maintain other banking arrangements with the Company in the ordinary course of business.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below. The Underwriters have agreed to purchase all the Notes if any are purchased.

                                                                    PRINCIPAL
        UNDERWRITER                                                   AMOUNT
        -----------                                                 ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.......................................... $
   Bear, Stearns & Co. Inc. ......................................
   Morgan Stanley & Co. Incorporated..............................
   Toronto Dominion Securities (USA) Inc. ........................
                                                                   ------------
        Total..................................................... $250,000,000
                                                                   ============

  The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed by the Underwriters.

  There is no public market for the Notes. The Company does not intend to list the Notes on any securities exchange or to arrange for their quotation on NASDAQ. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering, although they are under no obligation to do so. No assurance can be given, however, as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public market does not develop, the market prices and liquidity of the Notes may be adversely affected.

  Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Bear, Stearns & Co. Inc. ("Bear Stearns") has from time to time provided investment banking services to the Company (and in the case of Merrill Lynch, Charles F. Dolan) in connection with various transactions and proposed transactions. In addition, Merrill Lynch, Bear Stearns and Morgan Stanley & Co. Incorporated were the initial purchasers in the offering of the Company's Series G Preferred Stock in September 1995 and are prospective underwriters of the Company's Series I Preferred Stock represented by depositary shares. An affiliate of Toronto Dominion Securities (USA) Inc. is an agent and lender under the Company's Credit Agreement and is a lender to certain affiliates of the Company. In addition, such affiliate is the holder of the Company's Series E Preferred Stock which will be redeemed on November 2, 1995 by the Company out of the proceeds of the Company's issuance and sale of the Series G Preferred Stock.

  In connection with the Offering, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company by Sullivan & Cromwell, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York.

================================================================================

 NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Summary....................................................................  S-3
The Company................................................................ S-12
Recent Developments........................................................ S-14
Use of Proceeds............................................................ S-18
Capitalization............................................................. S-19
Condensed Pro Forma Consolidated Financial Information..................... S-21
Description of the Notes................................................... S-28
Underwriting............................................................... S-32
Validity of Notes.......................................................... S-32

                                   PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Risk Factors...............................................................    3
Use of Proceeds............................................................    8
Ratio of Earnings to Fixed Charges.........................................    9
Description of Debt Securities.............................................    9
Description of Capital Stock...............................................   23
Description of Depositary Shares...........................................   29
Description of Warrants....................................................   31
Plan of Distribution.......................................................   32
Validity of the Securities.................................................   33
Experts....................................................................   33

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                                  $250,000,000

                              [LOGO] CABLEVISION

                              CABLEVISION SYSTEMS
                                  CORPORATION

                             % SENIOR SUBORDINATED
                                 NOTES DUE 2005

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                              MORGAN STANLEY & CO.
                                 INCORPORATED
                               TORONTO DOMINION
                             SECURITIES (USA) INC.

                               NOVEMBER   , 1995

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